December 15, 2009

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Patrick Gilmore

Re:	Dot Hill Systems Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 10, 2009
File No. 001-13317

Dear Mr. Gilmore:

Dot Hill Systems Corp. (the “Company”) is in receipt of comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 1, 2009 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) filed with the Commission on March 10, 2009.

As discussed orally with the Staff, the Company is not able to respond to the Comment Letter within the 10 business days requested by the Staff, and is hereby notifying the Staff that the Company will respond to the Comment Letter by no later than Friday, December 18, 2009. Please direct any comments or questions regarding this matter to me at (303) 845-3226.

Sincerely,

Dot Hill Systems Corp.

/s/ HANIF I. JAMAL
Hanif I. Jamal
Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

cc:	Jennifer Fugario, Securities and Exchange Commission
Jan Woo, Securities and Exchange Commission
Mark P. Shuman, Securities and Exchange Commission
Dana W. Kammersgard, Dot Hill Systems Corp.
Thomas A. Coll, Cooley Godward Kronish LLP
Charles J. Bair, Cooley Godward Kronish LLP

Dot Hill Systems Corp. • 2200 Faraday Ave, Suite 100 • Carlsbad, California 92008

P: 760.931.5500/800.872.2783 • F: 760.931.5527 • E: sales@dothill.com

www.dothill.com